UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

⌧	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2020

or

◻	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

(Full title of the plan and address of the plan, if different from that of the issuer named below)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

Plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 1.          Not applicable.

Item 2.          Not applicable.

Item 3.          Not applicable.

Item 4.          The SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the audited financial statements and related schedules of the Plan for the fiscal year ended December 31, 2020, which have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibits.

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

*     Other supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrators and participants of the

SkyWest, Inc. Employees’ Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in assets available for benefits for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedules of assets (held at end of year) and delinquent participant contributions has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

We have served as the Plan’s auditor since 2007.

Lehi, Utah

June 24, 2021

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statements of Assets Available for Benefits

(dollars in thousands)

	As of December 31,
	2020	2019
Assets:

Investments, at fair value	$1,015,135	$871,308

Receivables
Notes receivable from participants	15,363	16,452
Contributions receivable	4,436	—
Total receivables	19,799	16,452

Assets available for benefits	$1,034,934	$887,760

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2020

(dollars in thousands)

Additions:
Contributions:
Participants	$51,925
Employer	39,172

Total contributions	91,097

Interest income on notes receivable from participants	837

Net investment income:
Interest and dividends	19,968
Net appreciation in fair value of investments	132,256

Total net investment income	152,224

Total additions	244,158

Deductions:
Distributions to participants	96,481
Administrative expenses	503

Total deductions	96,984

Net increase in assets available for benefits	147,174

Assets available for benefits:
Beginning of the year	887,760

End of the year	$1,034,934

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

(1)          Description of the Plan

The following description of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

(a)          General

SkyWest, Inc. (the “Company”, “Plan Sponsor” or “Employer”) adopted the Plan, effective April 1, 1977. The Plan is a defined contribution plan and is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was most recently restated on May 15, 2020.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020. In April 2020, the Plan adopted certain changes to participant distributions and loans as permitted by the CARES Act, discussed further in Vesting and Payment of Benefits, Notes Receivable from Participants, and Distributions to Participants.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries.

(b)          Eligibility

Employees of the Company other than cadets, unpaid interns, employees who reside in Puerto Rico, leased employees, and non-resident aliens without United States source income are eligible to participate in the Plan. An eligible employee, who has enrolled, shall become a participant upon their hire date. Employees must affirmatively elect to participate in the Plan.

(c)          Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contributions, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses and expenses. The allocations of investment earnings and losses, and expenses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)          Contributions

Participants elect both the amount of salary reduction contributions and the allocation of the salary reduction contributions among the various investment alternatives within the Plan. Annual salary reduction contributions cannot exceed the lesser of 100% of the participant’s eligible compensation or the maximum amount allowable under the IRC, which was $19,500 during 2020 ($26,000 for participants age 50 and older).

Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan. Employees must make contributions to the Plan in order to receive the Company match. During 2020, the Company matched 100% of each eligible participant’s salary reduction contribution up to levels ranging from 2% to 12% of compensation, based on position and years of service.

Each year the Company may make an additional discretionary matching contribution. Discretionary matching contributions are recorded when authorized by the Company’s Board of Directors. An employee is eligible to receive a discretionary matching contribution if he or she makes contributions to the Plan and is employed on the last day of the allocation period. The Company made a discretionary matching contribution in 2020 of $5,203,108, which was allocated based on the eligible participants’ contributions as a percentage of total participant contributions.

Additionally, each year the Company may make a discretionary non-elective contribution. An employee is eligible to receive a discretionary non-elective contribution if he or she has completed two years of service and is employed on the last day of the allocation period. Discretionary non-elective contributions are allocated based on the eligible participants’ compensation as a percentage of total participant compensation. The Company did not make a discretionary non-elective contribution in 2020.

(e)          Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching and discretionary contributions into various investments offered by the Plan. Investment options include mutual funds, common/collective trusts and pooled separate accounts, a stable value fund, and SkyWest, Inc. common stock. Participants may change their elections or transfer investments between funds at any time.

Participants with SkyWest, Inc. common stock in their accounts may direct the sale of the stock and the investment of the resulting proceeds into other investments offered by the Plan.

(f)           Vesting and Payment of Benefits

Participants are immediately vested 100% in their account balances. Benefits are normally paid at retirement, disability, death, or other termination of employment. Benefits distributions may be made in a single lump sum payment, installments, or an annuity. Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan document.

In accordance with the CARES Act, during the 2020 calendar year only, the Plan permitted eligible Plan participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19.

(g)          Notes Receivable from Participants

The Plan document provides for loans to be made to participants and beneficiaries. The loans must bear a reasonable rate of interest, have specific repayment terms and be adequately secured. The Plan permits participants to take loans up to the lesser of $50,000 or 50% of the participant’s vested account balance.

In accordance with the CARES Act, the Plan permitted qualifying participants to delay loan repayments that were due between March 27, 2020 and December 31, 2020. The suspended loan payments were restarted after January 1, 2021. Suspended loans were re-amortized, with new payment amounts and payoff dates. The Plan also permitted qualifying participants to take loans up to the lesser of $100,000 or 100% of the participant’s vested account balance for loans taken by September 22, 2020.

(h)          Custodian and Record Keeper

In 2020 the Company elected to change the recordkeeper and trustee of the Plan from Wells Fargo Institutional Trust Services and Wells Fargo Bank, N.A. (collectively “Wells Fargo”) to Charles Schwab Trust Bank, the new trustee, and Schwab Retirement Plan Services, Inc., the new recordkeeper (collectively, “Schwab”).

At December 31, 2020 Schwab provides the recordkeeping and custodial services for the Plan. Schwab is also the directed trustee of the Plan.

(i)         Parties-in-Interest

The Company, participants and Schwab are considered parties-in-interest to the Plan. The Company’s common stock is an investment option in the Plan.

(j)           Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA. If the Plan is terminated, the participants have a non-forfeitable interest in their accounts.

(2)          Summary of Significant Accounting Policies

(a)          Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)          Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in assets available for benefits during the reporting period. Actual results could differ from these estimates.

(c)          Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

(d)          Investment Valuation and Income Recognition

Mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. Units of the Company’s common stock fund, common/collective trusts and pooled separate accounts, and stable value fund are valued using net asset value, which approximates fair value, on the last business day of the Plan year. See Note 5 for more details regarding the valuation used for these investments. Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in the statement of changes in assets available for benefits. Dividends and interest are reinvested as earned. Purchases and sales of investments are recorded on a trade-date basis.

(e)          Distributions to Participants

Distributions to participants are recorded when paid.

In accordance with the CARES Act, required minimum distributions were suspended for the 2020 calendar year.

(f)           Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit loss has been recorded as of December 31, 2020 or 2019. If a participant has a distributable event, the participant loan balance is reduced and a benefit payment is recorded.

(g)          Administrative Expenses

The Plan pays substantially all administrative expenses of the Plan, other than some legal and accounting fees, which are paid by the Plan Sponsor.

(h)          Interest and Dividend Income

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(i)           Subsequent Events

The Plan Administrators have evaluated events occurring subsequent to December 31, 2020 through the date of issuance of these financial statements.

(j)           Reclassification

Certain amounts in the 2019 notes to financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on the change in assets available for benefits.

(3)          Party-in-Interest Transactions

Transactions in shares of the Company’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA.

Notes receivable from participants totaling $15.4 million and $16.5 million as of December 31, 2020 and 2019, respectively, are also considered exempt party-in-interest transactions.

(4)          Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 22, 2016, stating that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation. As of December 31, 2020, the Plan was required to make certain corrective distributions in order to remain qualified under IRC 401(a). Subsequent to December 31, 2020, the Plan made the corrective distributions in accordance with IRS regulations.

(5)          Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value, with the following three levels of inputs:

Level 1 — Valuation is based upon quoted prices in active markets for identical securities.

Level 2 — Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 — Valuation is based upon unobservable inputs that reflect the assumptions that Plan management believes market participants would use in pricing the asset, based on the best information available.

As of December 31, 2020 and 2019, the Plan held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2020
	(in 000's)
	Total	Level 1	Level 2	Level 3
Mutual funds	$472,766	$472,766	$—	$—
Common/collective trusts and pooled separate accounts*	412,059	—	—	—
Stable value fund*	69,859	—	—	—
Common stock fund*	22,693	—	—	—
Participant-directed brokerage accounts	37,284	37,284	—	—
Cash and cash equivalents	474	474	—	—

Total investments at fair value	$1,015,135	$510,524	$—	$—

	Fair Value Measurements as of December 31, 2019
	(in 000's)
	Total	Level 1	Level 2	Level 3
Mutual funds	$420,609	$420,609	$—	$—
Common/collective trusts and pooled separate accounts*	353,039	—	—	—
Stable value fund*	58,832	—	—	—
Common stock fund*	22,725	—	—	—
Participant-directed brokerage accounts	16,103	16,103	—	—

Total investments at fair value	$871,308	$436,712	$—	$—

*     The fair values for the common/collective trusts and pooled separate accounts, stable value fund, and common stock fund are provided above to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of assets available for benefits. The common/collective trusts and pooled separate accounts, stable value fund, and common stock fund are measured using the net asset value per unit as a practical expedient and therefore are not classified in the fair value hierarchy.

The T. Rowe Price Stable Value fund (the “Stable Value Fund”), T. Rowe Price Blue Chip Growth Trust (“Common Trust”), and T. Rowe Price Retirement Trust funds (“Common/Collective Trusts and Pooled

Separate Accounts”) are valued at the net asset value (NAV) of units of the respective funds. The NAV, as provided by the respective fund trustees, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Common/Collective Trusts and Pooled Separate Accounts are designed to provide the highest total return over time consistent with an emphasis on both capital growth and income by pursuing an asset allocation strategy that promotes asset accumulation prior to retirement, but it is intended to also serve as a post-retirement investment vehicle with allocations designed to support an income stream made up of regular withdrawals throughout retirement along with some portfolio growth that exceeds inflation. Redemption frequency for the Common/Collective Trusts and Pooled Separate Accounts is immediate, the Common/Collective Trusts and Pooled Separate Accounts contain no unfunded commitments, and have no redemption restrictions.

The Common Trust is designed to provide long-term capital growth by investing in the common stocks of large and medium sized blue chip companies that have the potential for above-average earnings growth and are well established in their respective industries. Redemption frequency for the Common Trust is immediate, the Common Trust contains no unfunded commitments, and has no redemption restrictions. The Common Trust is classified in the above fair value measurements table with Common/Collective Trusts and Pooled Separate Accounts.

The Stable Value Fund is designed to provide safety of principal with consistency of returns with minimal volatility by employing a strategy of investing in investment contracts and security-backed contracts while employing broad diversification among contract issuers and underlying securities. The Plan Sponsor is able to redeem the investment in the Stable Value Fund by providing a 12-month notice. Although the notice requirement is 12 months, T. Rowe Price has indicated the ability to redeem the investment sooner. Redemption frequency for the Stable Value Fund is immediate, and the Stable Value Fund contains no unfunded commitments. There are no other significant restrictions on the ability to redeem the investment.

The SkyWest, Inc. Common Stock Fund (the “Common Stock Fund”) includes SkyWest, Inc. common stock and a small cash equivalents balance. The Common Stock Fund is a unitized fund, which means the participants do not own shares of SkyWest, Inc. common stock but rather own an interest in the unitized fund. The fund consists of common stock and a small cash equivalents balance to meet the fund's daily cash needs. The Plan owns the underlying common stock and cash equivalents. Unitizing the fund allows for daily trades of the fund's units. The value of a unit of the unitized fund reflects the combined value of the SkyWest, Inc. common stock, at quoted market prices, and cash held by the fund. The Plan held 545,658 and 341,717 shares of SkyWest, Inc. common stock in the Common Stock Fund with a fair value, at quoted market prices, of $21,995,474 and $22,085,170 as of December 31, 2020 and 2019, respectively. The SkyWest, Inc. Common Stock Fund also held cash equivalents of $697,544 and $639,924 as of December 31, 2020 and 2019, respectively. Redemption frequency for the Common Stock Fund is immediate, the Common Stock Fund contains no unfunded commitments, and has no redemption restrictions.

(6)          Plan Amendments

Effective January 1, 2020, the Plan was amended to update matching contribution schedules under the Plan.

Effective May 15, 2020, the Plan was restated, incorporating all previous amendments, under the IRS pre-approved Schwab defined contribution volume submitter plan.

Effective May 22, 2020, the Company updated Plan operations to adopt temporary changes allowed under the CARES Act, including the suspension of Plan loan repayments, the increase in the maximum Plan loan amount, the authorization of coronavirus distributions, and the suspension of required minimum distributions, as described above in Vesting and Payment of Benefits, Notes Receivable from Participants, and Distributions to Participants.

Supplemental Schedule

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4a — Schedule of Delinquent Participant Contributions

for the year ended December 31, 2020

Year Ended	Participant Contributions Transferred Late to Plan	Late Participant Loan Repayments Included	Contributions Pending Correction in VFCP	Contributions Corrected Outside VFCP
December 31, 2020	$3,232	$—	$—	$3,232

See accompanying Report of Independent Registered Public Accounting Firm

Supplemental Schedule

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2020

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,		Number
(a)	lessor, or similar party	collateral, par, or maturity value	(e) Current value	of units

	The Vanguard Group	Vanguard Institutional Index	$99,794,747	301,067

	T. Rowe Price	T. Rowe Price Blue Chip Growth Trust T4	91,644,405	1,400,648

	T. Rowe Price	T. Rowe Price New Horizons	71,516,335	869,182

	T. Rowe Price	T. Rowe Price Stable Value N	69,858,564	69,858,564

	T. Rowe Price	T. Rowe Price Retirement 2030 Trust C	50,791,791	1,959,560

	T. Rowe Price	T. Rowe Price Retirement 2040 Trust C	50,694,063	1,804,059

	T. Rowe Price	T. Rowe Price Retirement 2035 Trust C	47,778,907	1,759,164

	T. Rowe Price	T. Rowe Price Mid-Cap Growth	45,540,715	402,730

	T. Rowe Price	T. Rowe Price Retirement 2045 Trust C	44,005,954	1,547,870

	MFS	MFS Value R3	40,366,484	903,862

	American Funds	EuroPacific Growth Fund R5E	38,922,231	565,812

	Metropolitan West Asset Mgmt.	Metropolitan West Total Return Bond	38,092,687	3,407,217

	Various	Self-Directed Brokerage Accounts	37,284,377	N/A

	T. Rowe Price	T. Rowe Price Retirement 2025 Trust C	34,124,914	1,400,284

	Goldman Sachs	Goldman Sachs Small-Cap Value	33,286,330	598,998

	T. Rowe Price	T. Rowe Price Retirement 2050 Trust C	32,291,849	1,137,838

	The Vanguard Group	Vanguard Extended Market Index Inst	27,054,034	216,883

	T. Rowe Price	T. Rowe Price Retirement 2055 Trust C	24,444,255	861,623

	MFS	MFS International Intrinsic Value R3	21,733,655	423,741

	T. Rowe Price	T. Rowe Price Retirement 2020 Trust C	17,129,704	755,611

	The Vanguard Group	Vanguard Total Bond Market Index Admiral	16,318,042	1,404,307

	JPMorgan	JPMorgan Mid Cap Value L	10,596,175	286,848

	T. Rowe Price	T. Rowe Price Retirement 2060 Trust C	9,902,413	543,193

	T. Rowe Price	T. Rowe Price International Discovery	7,118,816	78,427

	Fidelity	Fidelity Low Priced Stock	6,872,371	141,320

	The Vanguard Group	Vanguard Total Intl Stock Index Admiral	6,576,994	202,618

	JPMorgan	JPMorgan Strategic Income Opps R5	3,212,564	278,868

	The Vanguard Group	Vanguard Emerging Mkts Stock Index Admiral	3,092,385	74,194

	T. Rowe Price	T. Rowe Price Retirement 2015 Trust C	3,055,895	145,242

	T. Rowe Price	T. Rowe Price Retirement 2010 Trust C	2,918,952	149,613

	T. Rowe Price	T. Rowe Price Retirement 2005 Trust C	2,856,022	154,463

	The Vanguard Group	Vanguard Real Estate Index Admiral	2,670,206	22,181

	The Vanguard Group	Vanguard Cash Reserves Federal Money Market Fund	474,112	N/A

	T. Rowe Price	T. Rowe Price Retirement Balanced Fund Trust C	420,771	23,402

*	SkyWest, Inc.	SkyWest, Inc. Common Stock Fund	21,995,474	1,310,977

*	SkyWest, Inc.	Interest-bearing cash equivalents	697,544	N/A

*	Plan participants	Notes receivable from participants at 4.25% - 7.00% interest, with maturity dates from 2021 through 2031, collateralized by the respective participants’ account balances	15,362,977	N/A

			$1,030,497,714

*      Indicates a party-in-interest to the Plan.

Column (d), cost information, is not applicable for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 24, 2021	SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Eric J. Woodward
Eric J. Woodward
Chief Accounting Officer
of SkyWest, Inc.